

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

James V. Caruso
Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, NJ 07932

      Re: Cellectar Biosciences, Inc.
           Registration Statement on Form S-1
           Filed January 29, 2025
           File No. 333-284580

Dear James V. Caruso:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Kostian Ciko, Esq.